FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 10, 2025, announcing that Notice of Annual General Meeting of Shareholders to be held August 14, 2025.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 10, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

GILAT SATELLITE NETWORKS LTD.

Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 4913020, Israel
____________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on August 14, 2025

To our Shareholders:

We cordially invite you to the Annual General Meeting of Shareholders of Gilat Satellite Networks Ltd. (the “Company”) to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, on August 14, 2025 at 12:00 p.m. Israel time for the following purposes (the “Meeting”):

1.	to set the number of directors serving on the Board of Directors at eight;

2.
to re-elect four members of the Board of Directors and elect one new member of the Board of Directors to serve until the Company’s next annual general meeting of shareholders and until their successors have been duly elected and qualified;

3.	subject to her election pursuant to Item No. 2, to approve a grant of options to Dana Porter Rubinshtein, as described in the Proxy Statement;

4.
to approve of the election of Hilla Haddad Chmelnik as an external director, as defined in the Israeli Companies Law 5759-1999 (the “ICL”), including the approval of her compensation terms, for a three-year period commencing as of the date of approval;

5.	subject to her election pursuant to Item No. 4, to approve a grant of options to Hilla Haddad Chmelnik, as described in the Proxy Statement;

6.	to amend the Company’s Compensation Policy for Executive Officers and Directors, as described in the Proxy Statement;

7.
subject to the amendment of the Company’s Compensation Policy for Executive Officers and Directors pursuant to Item No. 6, to approve the grant of Performance Stock Units (PSU) to Adi Sfadia, the Company’s Chief Executive Officer, as described in the Proxy Statement; and

8.
to ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.

In addition, our consolidated financial statements for the year ended December 31, 2024, will be received and considered at the Meeting.

              Our Board of Directors recommends that you vote “FOR” all proposals under Items 1 through 8, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on July 16, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting and any adjournments thereof. You can vote either by mailing in your proxy or in person by attending the Meeting. Only proxies that are received at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, no later than 10:00 a.m. Israel time, on August 14, 2025, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card. Shareholders who hold shares through members of the Tel Aviv Stock Exchange may also vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting.

You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares. Shareholders may send the Company position papers no later than August 4, 2025, and the last date for submitting a request to include a proposal in accordance with Section 66(b) of the ICL is July 17, 2025.

According to Israel’s Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the ordinary shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide the Company, prior to the meeting, with a certification confirming his ownership of the ordinary shares on the record date. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request is submitted with respect to a specific securities account.

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

The approval of each of the proposals requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on such proposal (not taking into consideration abstentions).  In addition, in order to approve each of Items Nos. 4, 5, 6 and 7, the shareholders’ approval must either (i) include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders (within the meaning of the ICL) and who are not shareholders who have a personal interest (within the meaning of the ICL) in the approval of such proposal, not taking into consideration abstentions, or (ii) be obtained such that the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal do not represent more than two percent of the outstanding ordinary shares.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for each of Items Nos. 4, 5, 6 and 7 is deemed to confirm to the Company that such shareholder does not have a “Personal Interest” in such Item and is not a “Controlling Shareholder” (as such terms are defined under the ICL), unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10 a.m., Israel time, on August 14, 2025, to the attention of the Company’s Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-925-2016) until the date of the Meeting. Copies of this notice, the proxy statement and the proxy card for the meeting will also be available at the following websites: www.edgar.gov, http://www.tase.co.il/tase/, http://www.magna.isa.gov.il (the distribution sites), and http://www.gilat.com.

By Order of the Board of Directors, Doron Kerbel, General Counsel & Corporate Secretary

July 10, 2025